UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-03562

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AQUILA, INC. RETIREMENT INVESTMENT PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AQUILA INC.
20 West Ninth Street, Kansas City, Missouri 64105

REQUIRED INFORMATION

Aquila, Inc. Retirement Investment Plan ("the Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1 - 3 of Form 11-K, the financial statements and schedules of the Plan for the two years ended December 31, 2003 and 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Benefits Committee of Aquila, Inc. Retirement Investment Plan has caused this annual report to be signed by the undersigned hereunto duly authorized.

Aquila, Inc. Retirement Investment Plan

By ______________________
Randal P. Miller
Vice President Finance
and Treasurer

Date: June 21, 2004

EXHIBIT INDEX

Exhibit Number	Document Description	Sequentially Numbered Page Upon Which Exhibit Appears
23.1	Consent of KPMG	4

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Consent of Independent Registered Public Accounting Firm

The Board of Directors of
Aquila, Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333-29819 and 333-68042) on Form S-8 of Aquila, Inc. of our report dated June 21, 2004, with respect to the statements of net assets available for benefits of Aquila, Inc. as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended, and the supplementary schedule, which report is included herein.

KPMG LLP

Kansas City, Missouri
June 21, 2004

APPENDIX 1

AQUILA, INC. RETIREMENT INVESTMENT PLAN

Financial statements as of and for the years ended December 31, 2003 and 2002. Supplemental schedule as of and for the year ended December 31, 2003 and Report of Independent Registered Public Accounting Firm.

AQUILA, INC. RETIREMENT INVESTMENT PLAN

Financial Statements and Schedules

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm)

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Compensation and Benefits Committee and Participants of
the Aquila, Inc. Retirement Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Aquila, Inc. Retirement Investment Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
June 21, 2004

AQUILA, INC. RETIREMENT INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:		
Investments:		
Cash	$ 8,135	$ 52,836
Participant-directed:		
Investments, at fair value as determined by quoted market prices	163,698,910	95,900,873
Investments, at fair value as determined by the Trustee	41,342,993	36,500,163
Nonparticipant-directed:		
Investments, at fair value as determined by quoted market prices	—	17,416,805
Participant loans	5,069,188	5,649,974
Total investments	210,119,226	155,520,651
Receivables:		
Employee contributions	313,999	558,362
Employer contributions	4,779,430	5,069,925
Net assets available for benefits	$ 215,212,655	$ 161,148,938

See accompanying notes to financial statements.

AQUILA, INC. RETIREMENT
INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions (reductions) to net assets attributed to:		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments	$ 40,190,007	$ (225,443,043)
Interest and dividends	4,084,782	10,311,398
Total investment income (loss)	44,274,789	(215,131,645)
Contributions:		
Employer	12,377,636	16,031,194
Participant	12,386,150	18,237,693
Employee rollovers from other investment plans	160,824	586,164
Total contributions	24,924,610	34,855,051
Transfers into the Plan	1,619,742	22,699,444
Total additions (reductions)	70,819,141	(157,577,150)
Deductions:		
Benefit payments	16,609,040	36,819,698
Transfers out of the Plan	—	1,466,867
Management fees	146,384	124,956
Total deductions	16,755,424	38,411,521
Net increase (decrease)	54,063,717	(195,988,671)
Net assets available for benefits:		
Beginning of year	161,148,938	357,137,609
End of year	$ 215,212,655	$ 161,148,938

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Aquila, Inc. Retirement Investment Plan (the Plan) is provided for information purposes only. On June 28, 2002, an amendment to the Plan was adopted, changing the Plan name from the UtiliCorp United Inc. Retirement Investment Plan to the Aquila, Inc. Retirement Investment Plan. Participants should refer to their Plan Summary for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering all full-time and eligible part-time employees of Aquila, Inc. and subsidiaries (formerly UtiliCorp United Inc.; collectively, the Company). At December 31, 2001, there were two classes of the Company's public common stock that consisted of Aquila, Inc. common shares and its subsidiary, Aquila Merchant Services, Inc., common shares. In January 2002, an exchange offer and merger resulted in the issuance of shares of Aquila, Inc. common stock for all publicly held shares of Aquila Merchant Services, Inc.

The purpose of the Plan is to provide additional incentive and retirement security for eligible employees by (a) permitting employees to make tax-deferred savings contributions, which are matched by employer contributions, and (b) providing employer contributions regardless of whether employees make contributions on their own. The Plan also permits participants to borrow against their account balances, subject to certain limitations.

Generally, an employee is eligible to participate in the Plan as of the date employment commences. Participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

Participants may generally elect to defer up to 50% of their annual compensation on a pretax basis subject to certain Internal Revenue Code limitations. The Company matches contributions generally in the amount of 100% of the first 6% of employee compensation that is deferred. Compensation deferred in excess of 6% will not be matched by the Company. Participants do not pay Federal income taxes on their deferrals, employer-matching contributions, or investment earnings until such time as distributions from the Plan are received.

Participants may elect to defer up to 100% of their compensation each pay period on an after-tax basis, subject to certain Internal Revenue Code limitations, provided, however, in no event will the sum of the participant's year-to-date pretax and after-tax deferrals exceed 50% of their annual compensation. Such after-tax deferrals will be matched by the Company generally in the amount of 100% of the first 6% of deferred participant compensation, provided, however, in no event will the sum of the pretax and after-tax employer-matching contributions exceed 6% of the participant's total deferred compensation under the Plan.

In addition to employer-matching contributions, the Company may make an employer discretionary contribution and/or supplementary discretionary employer contribution. Eligible active participants at December 31 with at least 1,000 hours of service during the year, along with eligible participants who terminated employment during the year on or after attaining age 55, share in the discretionary contribution. In 2003 and 2002, total Company discretionary contributions were approximately 3% of total eligible participant compensation.

Effective January 2003, the Plan was amended to reflect a change in the manner in which Employer discretionary contributions are allocated among eligible employees. All eligible participants received a 2% discretionary match. Discretionary matches beyond 2% are allocated to participants based on Allocation Points, as defined. Allocation Points are awarded as follows, provided the participant has attained 10 or more years of service: (1) two points are awarded for each whole year of age, (2) one point is awarded for each whole year of service recognized for purposes of vesting, and (3) one point for each $1,000 of compensation earned during the Plan year. Prior to this amendment, Employer discretionary contributions were allocated to eligible participants on a pro rata basis based on each participant's eligible compensation as a percentage of total eligible participant compensation.

The discretionary contributions to the Plan were $4,294,449 and $4,727,632, in 2003 and 2002, respectively. The 2003 contribution was issued in the form of cash, while the 2002 contribution was in the form of newly issued stock. These transactions, which did not occur until the subsequent plan year, are shown as receivables as of December 31, 2003 and 2002.

(c) Participant Accounts

The accounts of each eligible participant are adjusted by any employee pretax contributions, employee after-tax contributions, employer-matching contributions, rollover or transfer of accounts, new loans, distributions and loan repayments, allocation of investment gains and losses, and Employer discretionary contributions.

Investment gains, losses, dividends, and interest of each fund are allocated to the accounts of the participants on a pro rata basis based on each participant's account as a percentage of the total value of all participant accounts on a daily basis.

(d) Vesting

Participants are immediately vested in their contributions to the Plan and the investment income thereon. Participants vest 20% after each year of credited service in the employer-matching and discretionary contributions made on their behalf and the investment income thereon. If participants terminate before they are 100% vested, the unvested portion is forfeited and reduces future Company contributions. During 2003 and 2002, forfeitures were $76,268 and $202,941, respectively. The balance of unallocated forfeitures at December 31, 2003 is $220,651. A portion of the 2002 forfeitures was used to reduce the 2003 Company discretionary contributions, while a portion of the 2003 forfeitures were used to reduce the 2004 employer-matching contributions.

(Continued)

(e) Payment of Benefits

Distributions under the Plan are payable in the event of qualified retirement, death, total and permanent disability, termination of employment, and pursuant to qualified domestic relations orders. Distributions due to demonstrated financial hardship must be approved by the Plan committee. If a distribution is made for financial hardship or certain other in-service withdrawals, employer-matching contributions will be suspended for six months. Distributions may be made in cash or, if a participant elects, in the form of Company common shares.

(f) Investment Programs

During 2003, J.P. Morgan Retirement Plan Services was the record keeper of the Plan. Participants may direct investment of their contributions among the following options: the Aquila, Inc. Common Stock Fund; mutual funds that give the employee the option to invest in large, mid, and small company stocks (based on market capitalization); international company stocks; and fixed income funds. The Plan offers lifestyle funds categorized as aggressive, moderate, and conservative, which consist of a portfolio of mutual funds with a risk factor consistent with the name of the lifestyle category. The Plan also offers a brokerage account that allows the participant to invest in individual securities. Transfers among the contributory funds may be elected in 1% increments at any time during the year.

Prior to 2003, employer-matching contributions were invested in the Aquila, Inc. Common Stock Fund. Effective in 2003, employer-matching contributions are in the form of cash and invested at the direction of the participant.

The investment managers who provide the mutual funds available to participants are American Century Investments, Fidelity Investments, J.P. Morgan Funds, the Vanguard Group, Artisan Funds, American Funds, and The Managers Funds.

(g) Other Programs

The Plan allows participants to borrow up to the lesser of one-half of the vested amount of their participant account, excluding their former Employer discretionary stock contributions, or $50,000 less their highest outstanding loan balance for the 12 previous months. The minimum loan amount is $1,000. Loans for the acquisition of the participant's primary residence must be repaid within 10 years. All other loans must be repaid within five years. Interest is charged at prevailing market rates at the time the loan is funded and is fixed over the life of the loan.

(h) Management Fees

The expenses incurred to operate the Plan, such as investment transaction fees, administrator fees, and trustee fees, are paid by the Plan. Other administrative expenses of the Plan may be paid by the Plan or the Company, as the Company elects.

(Continued)

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b) Investment Valuation

The Plan's investments are stated at fair value. Fair value is determined by quoted market prices except for the SEI Stable Asset Fund, which is valued by the Trustee. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

The Plan may invest in various types of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d) Reclassifications

Certain prior year amounts in the financial statements have been reclassified where necessary to conform to the 2003 presentation.

(Continued)

(3) Investments

The following are investments that represent 5% or more of the Plan's net assets as of December 31, 2003 and 2002, respectively:

	2003	2002
Aquila, Inc. Common Stock Fund, 9,053,710 and 9,840,003 shares, respectively	$ 30,714,721	$ 17,416,805
SEI Stable Asset Fund, 41,342,993 and 36,500,163 shares, respectively	41,342,993	36,500,163
American Century Income & Growth Fund, 680,554 and 624,824 shares, respectively	18,842,933	13,578,273
American Century International Growth Fund, 1,615,523 and 1,549,027 shares, respectively	12,815,854	9,877,119
American Century Ultra Fund, 537,269 and 499,868 shares, respectively	14,306,863	10,579,993
American Century Equity Index Fund, 3,576,039 and 3,412,577 shares, respectively	15,848,665	11,993,452
Artisan Mid Cap Fund, 632,048 and 571,924 shares, respectively	16,284,748	11,180,806

During 2003 and 2002 the Plan's investments (including realized gains and losses on investments, as well as unrealized gains and losses on investments) appreciated (depreciated) in value by $40,190,007 and $(225,443,043), respectively, as follows:

	2003	2002
Common stock	$ 15,150,548	$ (200,674,565)
Mutual funds	25,030,853	(24,814,544)
Common Collective Trust (SEI Stable Asset Fund)	8,606	46,066
Total net appreciation (depreciation)	$ 40,190,007	$ (225,443,043)

(4) Nonparticipant-Directed Investments

Prior to 2003, the only nonparticipant-directed investment was Aquila, Inc. common shares. In 2002 and prior years, the employer-matching contribution was awarded and invested in Aquila, Inc. common stock. In 2001 and prior years, the discretionary stock contribution was awarded and invested in Aquila, Inc. common stock.

(Continued)

The Plan was amended in 2002 to allow participants the option to diversify up to 25% of the balance of their nonparticipant-directed Aquila, Inc. common stock upon reaching the age of 50 or following the completion of 5 years of service. Upon reaching the age of 60, employees were allowed to diversify 50% of the nonparticipant-directed Aquila, Inc. common stock.

In January 2003, the Plan was amended and restated providing that all future employer-matching and discretionary contributions will be in the form of cash to be invested as directed by the participant, as well as allowing participants to diversify 100% of the balance of their nonparticipant-directed Aquila, Inc. common stock.

The following is a rollforward of the nonparticipant-directed Aquila, Inc. common shares account, including pending contributions:

	December 31	
	2003	2002
Net assets:		
Aquila, Inc. common shares	$ —	$ 17,416,805

	Year ended December 31	
	2003	2002
Changes in net assets:		
Net depreciation	$ —	$ (200,084,698)
Dividends	—	6,539,415
Contributions	—	18,968,332
Disbursements and transfers	(17,416,805)	(8,239,546)
Management fees	—	(1,242)
	$ (17,416,805)	$ (182,817,739)

(5) Related Party Transactions

Certain Plan investments are in shares of mutual funds and money market funds managed by affiliates of J.P. Morgan, American Century, and UMB Bank, N.A. During 2003, J.P. Morgan Retirement Plan Services was the record keeper and Union Bank of California was the trustee, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. On January 24, 2003, Union Bank of California was appointed successor trustee to the Plan replacing UMB Bank, N.A. Fees paid by the Plan for the investment management services are commission-based determined as a percentage of total volume per transaction. In addition, Aquila, Inc. common stock is held in participant's Plan accounts.

(Continued)

(6) Restructuring of Plan Sponsor

Throughout 2002, the Company terminated over 1,800 employees. This represented over 25% of employees eligible to participate in the Plan. As a result of these terminations, a partial plan termination occurred in 2002. On June 28, 2002, an amendment to the Plan was adopted providing that each employee who was involuntarily terminated in connection with the announced group layoff during 2002 would become 100% vested in all accounts, irrespective of actual years of service.

(7) Plan Mergers

In December 2000, the Company acquired St. Joseph Light & Power Company (St. Joseph). In February 2002, the plan assets of St. Joseph of $20,420,431 were merged into the Plan. The provisions of the St. Joseph plan were substantially similar to those of the Plan.

In February 2002, the plan assets of the Everest Connections (Everest) 401(k) Plan of $2,279,013 were merged into the Plan. The provisions of the Everest plan were substantially similar to those of the Plan. However, the participants of the Everest plan received, and will continue to receive, 50% matching on the first 6% of employee compensation with no discretionary contribution. In 2002, the Plan transferred out $1,466,867 related to the sale of a subsidiary of Everest.

In March 2003, the plan assets of the ECP Retirement (ECP) Plan of $1,619,742 were merged into the Plan. The provisions of the ECP plan were substantially similar to those of the Plan. However, the participants of the ECP plan formerly received 100% matching on the first 4% of employee compensation with no discretionary contribution. Upon plan termination and merger, each participant remained fully vested in all employee deferrals and employer-matching contributions. Participants received years-of-service credit for purposes of employer discretionary contributions equal to years-of-service earned under the Plan.

(8) Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan, by action of the Board of Directors or the Compensation and Benefits committee, to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(9) Income Tax Status

The Plan obtained its latest determination letter, dated April 28, 2003, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has not been restated and amended since receiving that determination letter. The Plan administrator and the Plan's tax counsel believe the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

(Continued)

(10) Reconciliation of Financial Statements to 5500

The following reconciliation of net assets available for benefits per the financial statements at December 31, 2003 to Form 5500:

		2003
Net assets available for benefits per the financial statements	$	215,212,655
Amounts due from Plan Sponsor for employee contributions		(484,981)
Amounts due from Plan Sponsor for employer contributions		(313,999)
Net assets available for benefits per the Form 5500	$	214,413,675

The following is a reconciliation of contributions per the financial statements for the year ended December 31, 2003 to Form 5500:

		2003
Total contributions per the financial statements	$	24,924,610
Amounts due from Plan Sponsor for employee contributions		(484,981)
Amounts due from Plan Sponsor for employer contributions		(313,999)
Total contributions per the Form 5500	$	24,125,630

The schedules presented above reconcile the Company's financial statements that have been prepared on an accrual basis to the Form 5500, which has been prepared using the cash basis of accounting.

AQUILA, INC. RETIREMENT INVESTMENT PLAN

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2003

Shares or face value	Description		Fair market value
8,135	UMB Money Market Fund *	$	8,135
41,342,993	SEI Stable Asset Fund*		41,342,993
59,789	America Fund Growth Fund of America		1,467,219
102,285	American Balanced Fund		1,768,501
3,576,039	American Century Equity Index Fund *		15,848,665
680,554	American Century Income & Growth Fund *		18,842,933
1,615,523	American Century International Growth Fund *		12,815,854
1,170,012	American Century Small Cap Value Fund *		10,735,979
537,269	American Century Ultra Fund *		14,306,863
632,048	Artisan Mid Cap Fund		16,284,748
203,053	Fidelity Equity Income Fund		10,095,252
740,940	J.P. Morgan Bond Fund *		7,310,456
89,615	Managers Special Equity Fund		7,029,132
214,935	Vanguard Extended Market Fund		5,730,174
824,825	Vanguard Intermediate Term Bond Fund		8,807,349
—	American Century Brokerage Fund (a) *		1,939,107
67,466	Enron Corporation Common Stock Fund		1,957
9,053,710	Aquila, Inc. Common Stock Fund*		30,714,721
5,069,188	Aquila, Inc. participant loans (b) *		5,069,188
	Total investments	$	210,119,226

* Party-in-interest to the Plan.

(a) Includes individual securities held by the trust at the direction of the participant.
(b) Interest rates on participant loans are fixed and equal to the prime rate plus 2% ranging from 5.75% to 11.5%.

See accompanying report of independent registered public accounting firm.